UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 8)1

SeaChange International, Inc.
(Name of Issuer)

Common Stock, $0.01 Par Value
(Title of Class of Securities)

811699107
(CUSIP Number)

JEFFREY C. SMITH
STARBOARD VALUE LP
830 Third Avenue, 3rd Floor
New York, New York 10022
(212) 845-7977

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 27, 2013
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 811699107

1	NAME OF REPORTING PERSON STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,841,061
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,841,061
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,841,061
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 811699107

1	NAME OF REPORTING PERSON STARBOARD VALUE AND OPPORTUNITY S LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 26,086
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 26,086
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,086
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 811699107

1	NAME OF REPORTING PERSON STARBOARD VALUE LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,205,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,205,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,205,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 811699107

1	NAME OF REPORTING PERSON STARBOARD VALUE GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,205,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,205,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,205,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 811699107

1	NAME OF REPORTING PERSON STARBOARD PRINCIPAL CO LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,205,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,205,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,205,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 811699107

1	NAME OF REPORTING PERSON STARBOARD PRINCIPAL CO GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,205,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,205,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,205,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 811699107

1	NAME OF REPORTING PERSON JEFFREY C. SMITH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,205,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,205,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,205,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 811699107

1	NAME OF REPORTING PERSON MARK MITCHELL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,205,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,205,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,205,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 811699107

1	NAME OF REPORTING PERSON PETER A. FELD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 20,000
	8	SHARED VOTING POWER 2,205,000
	9	SOLE DISPOSITIVE POWER 20,000
	10	SHARED DISPOSITIVE POWER 2,205,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,225,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 811699107

The following constitutes Amendment No. 8 to the Schedule 13D filed by the undersigned (“Amendment No. 8”).  This Amendment No. 8 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by each of Starboard V&O Fund and Starboard LLC and held in the Starboard Value LP Accounts were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases.  The aggregate purchase price of the 1,841,061 Shares beneficially owned by Starboard V&O Fund is approximately $13,163,913, excluding brokerage commissions.  The aggregate purchase price of the 26,086 Shares beneficially owned by Starboard LLC is approximately $207,783, excluding brokerage commissions.  The aggregate purchase price of the 337,853 Shares held in the Starboard Value LP Accounts is approximately $2,611,566, excluding brokerage commissions.

The 20,000 Shares owned personally by Peter A. Feld represent vested restricted stock units (RSUs) that were granted to Mr. Feld as compensation for his service on the Board of Directors of the Issuer (the “Board”).

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-5(c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 32,867,494 Shares outstanding, as of September 5, 2013, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on September 9, 2013.

A.	Starboard V&O Fund

(a)	As of the close of business on September 30, 2013, Starboard V&O Fund beneficially owned 1,841,061 Shares.

Percentage: Approximately 5.6%.

(b)	1. Sole power to vote or direct vote: 1,841,061
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,841,061
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard V&O Fund during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

B.	Starboard LLC

(a)	As of the close of business on September 30, 2013, Starboard LLC beneficially owned 26,086 Shares.

Percentage: Less than 1%.

CUSIP NO. 811699107

(b)	1. Sole power to vote or direct vote: 26,086
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 26,086
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard LLC during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

C.	Starboard Value LP

(a)
As of the close of business on September 30, 2013, 337,853 Shares were held in the Starboard Value LP Accounts.  Starboard Value LP, as the investment manager of Starboard V&O Fund and the manager of Starboard LLC, may be deemed the beneficial owner of the (i) 1,841,061 Shares owned by Starboard V&O Fund, (ii) 26,086 Shares owned by Starboard LLC and (iii) 337,853 Shares held in the Starboard Value LP Accounts.

Percentage: Approximately 6.7%.

(b)	1. Sole power to vote or direct vote: 2,205,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,205,000
4. Shared power to dispose or direct the disposition: 0

(c)
The transactions in the Shares by Starboard Value LP through the Starboard Value LP Accounts and on behalf of each of Starboard V&O Fund and Starboard LLC during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

D.	Starboard Value GP

(a)
Starboard Value GP, as the general partner of Starboard Value LP, may be deemed the beneficial owner of the (i) 1,841,061 Shares owned by Starboard V&O Fund, (ii) 26,086 Shares owned by Starboard LLC and (iii) 337,853 Shares held in the Starboard Value LP Accounts.

Percentage: Approximately 6.7%.

(b)	1. Sole power to vote or direct vote: 2,205,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,205,000
4. Shared power to dispose or direct the disposition: 0

(c)
Starboard Value GP has not entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of each of Starboard V&O Fund and Starboard LLC and through the Starboard Value LP Accounts during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 811699107

E.	Principal Co

(a)
Principal Co, as a member of Starboard Value GP, may be deemed the beneficial owner of the (i) 1,841,061 Shares owned by Starboard V&O Fund, (ii) 26,086 Shares owned by Starboard LLC and (iii) 337,853 Shares held in the Starboard Value LP Accounts.

Percentage: Approximately 6.7%.

(b)	1. Sole power to vote or direct vote: 2,205,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,205,000
4. Shared power to dispose or direct the disposition: 0

(c)
Principal Co has not entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of each of Starboard V&O Fund and Starboard LLC and through the Starboard Value LP Accounts during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

F.	Principal GP

(a)
Principal GP, as the general partner of Principal Co, may be deemed the beneficial owner of the (i) 1,841,061 Shares owned by Starboard V&O Fund, (ii) 26,086 Shares owned by Starboard LLC and (iii) 337,853 Shares held in the Starboard Value LP Accounts.

Percentage: Approximately 6.7%.

(b)	1. Sole power to vote or direct vote: 2,205,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,205,000
4. Shared power to dispose or direct the disposition: 0

(c)
Principal GP has not entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of each of Starboard V&O Fund and Starboard LLC and through the Starboard Value LP Accounts during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

G.	Messrs. Smith and Mitchell

(a)
Each of Messrs. Smith and Mitchell, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP, may be deemed the beneficial owner of the (i) 1,841,061 Shares owned by Starboard V&O Fund, (ii) 26,086 Shares owned by Starboard LLC and (iii) 337,853 Shares held in the Starboard Value LP Accounts.

Percentage: Approximately 6.7%.

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,205,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,205,000

CUSIP NO. 811699107

(c)
None of Messrs. Smith or Mitchell has entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of each of Starboard V&O Fund and Starboard LLC and through the Starboard Value LP Accounts during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

H.	Mr. Feld

(a)
As of the close of business on September 30, 2013, Mr. Feld beneficially owned 20,000 vested RSUs.  Mr. Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP, may be deemed the beneficial owner of the (i) 1,841,061 Shares owned by Starboard V&O Fund, (ii) 26,086 Shares owned by Starboard LLC and (iii) 337,853 Shares held in the Starboard Value LP Accounts.

Percentage: Approximately 6.8%.

(b)	1. Sole power to vote or direct vote: 20,000
2. Shared power to vote or direct vote: 2,205,000
3. Sole power to dispose or direct the disposition: 20,000
4. Shared power to dispose or direct the disposition: 2,205,000

(c)
Mr. Feld has not entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of each of Starboard V&O Fund and Starboard LLC and through the Starboard Value LP Accounts during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 811699107

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  October 1, 2013

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
By: Starboard Value LP,
       its investment manager

STARBOARD VALUE AND OPPORTUNITY S LLC
By: Starboard Value LP,
       its manager

STARBOARD VALUE LP
By: Starboard Value GP LLC,
       its general partner
STARBOARD VALUE GP LLC By: Starboard Principal Co LP, its member STARBOARD PRINCIPAL CO LP By: Starboard Principal Co GP LLC, its general partner STARBOARD PRINCIPAL CO GP LLC

By:	/s/ Jeffrey C. Smith
	Name:	Jeffrey C. Smith
	Title:	Authorized Signatory

/s/ Jeffrey C. Smith
JEFFREY C. SMITH
Individually and as attorney-in-fact for Mark R. Mitchell and Peter A. Feld

CUSIP NO. 811699107

SCHEDULE A

Transactions in the Shares During the Past Sixty Days

Shares of Common Stock Purchased /(Sold)	Price Per Share($)	Date of Purchase /Sale
STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
(33,398)	11.3812	09/09/2013
(33,398)	11.5031	09/10/2013
(8,349)	11.5408	09/11/2013
(8,349)	11.5192	09/12/2013
(8,349)	11.6372	09/13/2013
(8,349)	11.6410	09/16/2013
(16,698)	11.6342	09/17/2013
(16,698)	11.7454	09/18/2013
(8,349)	11.8244	09/19/2013
(8,349)	11.6211	09/20/2013
(16,698)	11.5622	09/23/2013
(16,698)	11.8554	09/24/2013
(9,393)	11.8070	09/24/2013
(7,305)	11.5848	09/25/2013
(12,525)	11.5941	09/25/2013
(8,349)	11.6072	09/26/2013
(12,525)	11.7586	09/26/2013
(20,874)	11.7434	09/27/2013
(16,698)	11.4526	09/30/2013
STARBOARD VALUE AND OPPORTUNITY S LLC
(473)	11.3812	09/09/2013
(473)	11.5031	09/10/2013
(118)	11.5408	09/11/2013
(118)	11.5192	09/12/2013
(118)	11.6372	09/13/2013
(118)	11.6410	09/16/2013
(236)	11.6342	09/17/2013
(236)	11.7454	09/18/2013
(118)	11.8244	09/19/2013
(118)	11.6211	09/20/2013
(236)	11.5622	09/23/2013
(236)	11.8554	09/24/2013
(133)	11.8070	09/24/2013
(104)	11.5848	09/25/2013
(177)	11.5941	09/25/2013
(118)	11.6072	09/26/2013
(177)	11.7586	09/26/2013
(295)	11.7434	09/27/2013
(236)	11.4526	09/30/2013

CUSIP NO. 811699107

STARBOARD VALUE LP (Through the Starboard Value LP Accounts)
(6,129)	11.3812	09/09/2013
(6,129)	11.5031	09/10/2013
(1,533)	11.5408	09/11/2013
(1,533)	11.5192	09/12/2013
(1,533)	11.6372	09/13/2013
(1,533)	11.6410	09/16/2013
(3,066)	11.6342	09/17/2013
(3,066)	11.7454	09/18/2013
(1,533)	11.8244	09/19/2013
(1,533)	11.6211	09/20/2013
(3,066)	11.5622	09/23/2013
(3,066)	11.8554	09/24/2013
(1,724)	11.8070	09/24/2013
(1,341)	11.5848	09/25/2013
(2,298)	11.5941	09/25/2013
(1,533)	11.6072	09/26/2013
(2,298)	11.7586	09/26/2013
(3,831)	11.7434	09/27/2013
(3,066)	11.4526	09/30/2013